Filed by Colombier Acquisition Corp.

pursuant to Rule 425 under the Securities Act of 1933

under the Securities Exchange Act of 1934

Subject Company: Colombier Acquisition Corp.

Commission File No. 001-40457

Date: March 1, 2023

The Vince Coglianese Show Podcast – Interview with Vince Coglianese and Omeed Malik

105.9 WMAL

March 1, 2023

Vince Coglianese: You know, everywhere you turn, American corporations, uh, don’t seem to have America front and center in terms of priorities. Whether it’s Walmart, Amazon, Disney, Ford sourcing their battery technology from China, Hollywood of course, all of that was said a long time ago, BlackRock, Vanguard, the list is endless. So, is it possible to do business in America with companies that actually care about this country? That’s the mission of my next guest, Omeed Malik is the CEO and Chairman of Colombier Acquisition Corp., he’s a financier, he’s a businessman, I know him through the Daily Caller which he supports, uh, and he’s a big supporter of what he refers to as the patriot economy. Omeed, it’s great to have you with us today.

Omeed Malik: Yeah, thanks. Great to be here. Great to spend time with you and talk about, I think this very important topic. And I also call it, uh, the EIG economy by the way, too, which is an acronym that I use to kind of go against their acronyms which are ESG and DEI. EIG, in contrast, stands for entrepreneurship, innovation and growth.

Vince Coglianese: I prefer those big time. Uh -

Omeed Malik: Me too.

Vince Coglianese: So, so on this, let me let me start. First of all, you earlier this week, you made a big announcement on Tucker Carlson’s program. I want to get to that in a moment but let me just first talk about the core concepts here. I mentioned a lot of big companies that it’s hard to avoid them, many of them are a part of our lives, whether we like it or not, but you have a different vision for what the future of the country could look like a much more hopeful one. What do- describe the patriot economy to me and in the chances you think that it might succeed.

Omeed Malik Right. So, I think this story for me at least personally, really starts with, with COVID. And what accelerated I think a move to extreme federalism in this country which ended up actually being a Savior. And what I mean by that is a split you see in governing visions within different states. So, I moved from New York to Florida to enjoy the liberty that was still left that Florida for me enshrined for me and insured. And in contrast, you see very different political visions in states like New York and California. I mean, this divide is as stark as I’ve ever seen it, and those are political issues around liberty, but what I started observing as well was that that was not the only battlefield so to speak. There was also an economic one happening. Our corporations have become so large, that their fealty in many cases are to a globalist economy rather than a domestic one. And, you know, that’s been going on for several decades. But what I am seeing that started to happen more recently, was effectively alienating half of the country by population with you know, this kind of, for lack of a better word, wokeism culturally, and it can be worse than just not being solicited. It can result in de-platforming and censorship. And I started seeing that you know, this isn’t tenable, I don’t think much longer, we can have political freedom, but if you don’t have economic freedom, you don’t have liberty either, because as you see, you can be de-platformed, uh, with your first amendment rights, uh, you can get fined like PayPal did for what they determined to be misinformation. And so, this started to make me feel very, very concerned, as a financier rather than continuing to just make political donations which are great. I thought there could be ways that I could help ensure a free economic system. And that was really the genesis of this, but I wanted to frame it within the broader conversation and divide what’s happening in the country.

Vince Coglianese: And what’s amazing just looking at all these American corporations, and as you point out that the more globalist that they’ve become, there’s really no virtue underneath all of the virtue signaling. Like the attacks that they routinely make on American citizens, famously as Disney attacking the state of Florida for trying to protect the rights of parents and, and Ron DeSantis locked horns with that corporation, of course, leading to this week’s revocation of their control over their special tax district in Florida. Meanwhile, in China, they’re looking the other way on all sorts of human rights violations, all of these companies, they are buying off American politicians to be quiet about what’s happening in China.

Omeed Malik: Yes.

Vince Coglianese: The only reason China keeps on getting to exploit, uh, basically, the United States at the expense - at the cost of - um - American workers and American families is because of the power that these corporations wield over these politicians. And it has become, I think it’s become so obvious to so many people that we’re looking for answers and you think that you may be able to provide some.

Omeed Malik: Well, that’s exactly right. And the other point I didn’t make is the fact that we are being controlled by purportedly private actors. Um, and I use that word purportedly intentionally, because what you’re seeing is in many cases, they’re not private at all right? So, you’re having your constitutional rights infringed upon. And the retort is, oh, well, it’s a private corporation. You don’t have any rights. But with revelations like the Twitter violence, you start seeing that, in fact, in many cases, intelligence agencies or other parts of the federal government are actually the Geppetto or puppeteer behind these corporations. So, you know, what is that about? And that means that the state is involved - depriving us through an intermediary that’s highly troubling. And so that is yet another reason for trying to finance and support businesses that will insulate you from these kinds of infringement, as I’m putting it, on your rights. So that’s just another very important aspect.

Vince Coglianese: Right.

Omeed Malik: And as you asked, you know, what do I think we can do? Well, I think you need to start financing companies and pulling capital or capital markets as well. We’ll talk about both of those things. To help build these businesses the way we build alternative political systems. We have to set up alternative economic systems to break out of, you know um, the current status quo.

Vince Coglianese: Yes, I totally agree with that. So how do we do that? You know, I know um, we, we talked about - we’ve talked extensively with Vivek Ramaswamy, for instance, who talks about the big asset managers, and the fact that people have retirement funds and they unwittingly have been investing in left wing causes with their retirement funds for years. I think we’re beginning to see the process of breaking that up.

Omeed Malik: Yep.

Vince Coglianese: But how do we take the next step?

Omeed Malik Yeah, so Vivek is, um, work is highly noble and important because what he’s doing is, um, attacking the problem for what I call a top-down perspective. He is going after existing political, uh, public companies that are very large that are fueled by the large asset managers that hold our retirement. Unwittingly, as you point out, in many cases, Red State triggers, giving them money to then push initiatives that are totally counterintuitive to what their constituents want. So, he’s really shined a light on that topic. It’s an imperative one. At the same time, though, that deals with the incumbents. How are you creating new business in this country that’s been primarily fueled by the venture capital community. And my first iteration of this work started there. So, this would be the bottom-up approach to complement what Vivek and others are doing at the top down. And so, the venture capital firms, though, are not the answer - the ones that exist - because they themselves are primarily raising capital from places like China. So, you have as you follow, right, China indirectly owning an American business because they’re Chinese limited partners in the fund. Take, for example, a behemoth like Sequoia, that finances some of our most important businesses and started with Apple. They have two products, one which was a China only firm, where they only invested in China and funded - only got their investments from China itself. So, you also have the financing vehicles on the private side co-opted. So, the first thing we did very recently was launch a firm called 1789 Capital, an homage to the Bill of Rights, which will be an alternative private financing vehicle for new companies. Again, I just want to stress that this is for the new startup companies. And what I think is you need to replicate a lot of the existing businesses, even the plumbing of the economy, I mean, having an alternative web host to AWS, we saw that Amazon Web Services de-platformed Parlor several years ago and there was nothing that you could do about it. So, you need to have a web host that will act exactly the opposite. You need to have payment processing. So, I think all of these new companies need to be financed and you also need to finance, you know, certain industries that are not able to get finance that are truly important. For example, coal mining, they can’t get loans from banks because of ESG policies and what the state pensions are telling them. So, it’s a very complicated, detailed issue, but that’s one way of looking at it. And then just finally, as you pointed out, the other way I’m doing it is taking advantage of the public markets. I have a SPAC called Columbier Acquisition Corp that trades on the New York Stock Exchange under CLBR.

Vince Coglianese: Explain what - explain what a SPAC is because I don’t - I don’t know that reflexively.

Omeed Malik: No, 100%. A SPAC is just a public company that a few established accomplished individuals take public. It’s very peculiar in that you have a company, but it’s based on the identities of the people that goes public. It doesn’t have any operations. But once you’re public, you go through all the same process, you do an IPO, you have 24 months to find a great private business that you - that will then merge with you and then they’ll become the surviving entity.

Vince Coglianese: So rather than a new business, starting up and then going through the process of going public, you basically take people who are established in the market and you have a placeholder, like you, just like, we’ve gone public, here’s - here’s who we are, and then as soon as you find a great company to attach that, that public status to you go.

Omeed Malik: Correct. Right, and then that company takes our place at the end of the process. It’s a combination of both a merger and an IPO. Basically, the public SPAC finds a private company, and then that private company becomes the surviving entity after the merger.

Vince Coglianese: Got it.

Omeed Malik: So, in our case, this company Columbier is the fact that I’m the Chairman and CEO of, and we announced a merger on Monday publicly with a company called PublicSq., which is a digital marketplace. So, at the end of this process, after the SEC approves the deal, the surviving public company will be public square, this digital marketplace that combined patriotic sellers and buyers.

Vince Coglianese: It is a fascinating thing, this PublicSq.. Tell me, tell me about PublicSq. - people can get it on their phones - it’s an app. What does it do? And, uh, how does it help really connect Americans to businesses that share their interests.

Omeed Malik: Right. So, we’ve diagnosed the problem, right, which is that for the most part, I think half the country feels, uh, you know, like they’re being alienated by their consumer products, or any products generally, like as you said, people are just virtue signaling and it’s just folks are fed up. Remember, Michael Jordan in the 90s said that he doesn’t talk politics because Republicans buy sneakers?

Vince Coglianese: Yes.

Omeed Malik: How far we’ve come from that, and in fact, now it’s like you can insult half the country and no one seems to care. So, there’s been a large pent-up demand and, and I’ll point out just an interesting statistic I was reading that, um, this alternative or parallel patriot economy. Its most conservative estimation, to me, is the third largest economy in the world by GDP. I call it the last emerging market and I’ll just explain for a second how I came up with that. I saw that in 2020, Biden won 70% of GDP by county, the Brookings Institute put out a study. So, let’s assume for a second that’s correct. American GDP is about 25 trillion. And so, you know, let’s say a third of that now, this is the most conservative because that’s not totally accurate, right, would be about eight or nine trillion. And that’s the third largest GDP after China. And ahead of Japan. So, it’s an enormous market, right? We’ve established that. We’ve established that they want their own products, and we’ve also established that they’re being ignored. Actually alienated. To me as a businessman, doesn’t that sound like a pretty lucrative opportunity?

Vince Coglianese: Yes, yes.

Omeed Malik: Right. Putting aside all the, you know, reasons, we should do it for the survival of the Union, it’s also like just an enormous market that is being, like, ignored. So, I said, what could be the possible foundation? Okay, of this parallel economy? Well, it goes all the way back the whole time. You need like, a bizarre or, you know, a place for people to meet. And today that would be digital. So, I thought the first company of this new parallel economy should be an exchange because if people want to do these things, but they can’t find each other, it doesn’t matter. So that’s exactly what this does. On a digital basis. Think of like a Yelp or an Amazon but for companies and individuals that are affirmatively patriotic.

Vince Coglianese: When you say an exchange, what you’re referring to is just a web directory, essentially.

Omeed Malik: Correct. That’s right. Exactly.

Vince Coglianese: It’s just a place. It’s the Yellow Pages for conservative businesses.

Omeed Malik: That’s exactly right but modernized for Amazon era in that you can just do it on your phone and it’s that simple. You go on your app and type in “Hey, I live here, and I want to go work with a real estate agent that shares my values” or “I want to you know, buy from a coffee company that I like” go ahead and be able to find a very vocal one that has affirmatively attested to have those values.

Vince Coglianese: So, what’s the experience like? You get on the app and - and how do you encounter businesses in your community?

Omeed Malik: Well, yeah, it’s obviously free on the App Store, and you can go on it and you’ll basically put in some biographical details, one of the things that the company will talk to you about and at some point, hopefully, you’ll have Michael Seifert, the CEO, on your show and he’ll be able to talk to you about how they don’t sell data, because privacy is really important to the company as well. And you know, how all these other apps are. You don’t bother reading all the disclosures, but what they’re doing is monetizing your data. So here it stays with them. And that allows them to identify businesses that are local to you and proximate to you. And you’ll be able to scroll through by typing in any type of you know, good or product or service you want, and you’ll be met with options. The other nice thing about it is they have topics where you can scroll through and they’ll say, don’t buy this coffee, buy this one, um, because you know that’s a woke business. And this is obviously one that is patriotic and so I think that’s a really nice thing. And it’s just providing transparency that we don’t have. I mean, we go on Amazon because of its simplicity and because it’s a monopoly -

Vince Coglianese: Yes.

Omeed Malik: with no other options. But we’re also to how you started this conversation, by using Amazon necessarily enriching China because that’s where the majority of their products are sourced.

Vince Coglianese: It’s amazing. The app is called PublicSq, uh, Omeed Malik is, uh, now supporting it. Uh, and, uh, it’s a great story and I’m really eager to see where it goes next. Omeed, we’ll have you back again soon. Thank you so much for spending some time tonight.

Omeed Malik: No, listen, it’s my pleasure. And you know, folks are obviously able to go look up CLBR on the New York Stock Exchange if they want to learn more because that’s the company and, look, people can decide if they want to get involved and help out, but you know, we love that there are folks like you spreading the message and still talking all the Patriots out there. So, I really appreciate the time. Thank you.

Vince Coglianese: Thanks Omeed.

* * * * *

Additional Information and Where to Find It

In connection with the proposed transaction (the “Proposed Transaction”), Colombier Acquisition Corp. (“Colombier”) intends to file a registration statement on Form S-4 (as may be amended or supplemented from time to time, the “Form S-4” or the “Registration Statement”) with the U.S. Securities and Exchange Commission (the “SEC”), which will include a preliminary proxy statement and a prospectus in connection with the Proposed Transaction. STOCKHOLDERS OF COLOMBIER ARE ADVISED TO READ, WHEN AVAILABLE, THE PRELIMINARY PROXY STATEMENT, ANY AMENDMENTS THERETO, THE DEFINITIVE PROXY STATEMENT, THE PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. HOWEVER, THIS DOCUMENT WILL NOT CONTAIN ALL THE INFORMATION THAT SHOULD BE CONSIDERED CONCERNING THE PROPOSED TRANSACTION. IT IS ALSO NOT INTENDED TO FORM THE BASIS OF ANY INVESTMENT DECISION OR ANY OTHER DECISION IN RESPECT OF THE PROPOSED TRANSACTION. When available, the definitive proxy statement and other relevant documents will be mailed to the stockholders of Colombier as of a record date to be established for voting on the Proposed Transaction. Stockholders and other interested persons will also be able to obtain copies of the preliminary proxy statement, the definitive proxy statement, the Registration Statement and other documents filed by Colombier with the SEC that will be incorporated by reference therein, without charge, once available, at the SEC’s website at www.sec.gov.

Colombier’s stockholders will also be able to obtain a copy of such documents, without charge, by directing a request to: Colombier Acquisition Corp., 214 Brazilian Avenue, Suite 200-A, Palm Beach, FL 33480; e-mail: ir@colombierspac.com. These documents, once available, can also be obtained, without charge, at the SEC’s website at www.sec.gov.

Participants in the Solicitation

Colombier, PSQ Holdings, Inc. (“PublicSq.”) and their respective directors and executive officers may be deemed participants in the solicitation of proxies of Colombier’s stockholders in connection with the Proposed Transaction. Colombier’s stockholders and other interested persons may obtain more detailed information regarding the names, affiliations, and interests of certain of Colombier executive officers and directors in the solicitation by reading Colombier’s final prospectus filed with the SEC on June 9, 2021 in connection with Colombier’s initial public offering (“IPO”), Colombier’s Annual Report on Form 10-K for the year ended December 31, 2021, as filed with the SEC on March 22, 2022 and Colombier’s other filings with the SEC. A list of the names of such directors and executive officers and information regarding their interests in the Proposed Transaction, which may, in some cases, be different from those of stockholders generally, will be set forth in the Registration Statement relating to the Proposed Transaction when it becomes available. These documents can be obtained free of charge from the source indicated above.

No Offer or Solicitation

This communication shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Proposed Transaction. This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended or an exemption therefrom.

Forward-Looking Statements

This communication may contain forward-looking statements for purposes of the “safe harbor” provisions under the United States Private Securities Litigation Reform Act of 1995. Any statements other than statements of historical fact contained herein are forward-looking statements. Such forward-looking statements include, but are not limited to, expectations, hopes, beliefs, intentions, plans, prospects, financial results or strategies regarding PublicSq. and the Proposed Transaction and the future held by the respective management teams of Colombier or PublicSq., the anticipated benefits and the anticipated timing of the Proposed Transaction, future financial condition and performance of PublicSq. and expected financial impacts of the Proposed Transaction (including future revenue, pro forma enterprise value and cash balance), the satisfaction of closing conditions to the Proposed Transaction, financing transactions, if any, related to the Proposed Transaction, the level of redemptions of Colombier’s public stockholders and the products and markets and expected future performance and market opportunities of PublicSq. These forward-looking statements generally are identified by the words “anticipate,” “believe,” “could,” “expect,” “estimate,” “future,” “intend,” “may,” “might,” “strategy,” “opportunity,” “plan,” “project,” “possible,” “potential,” “project,” “predict,” “scales,” “representative of,” “valuation,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this communication, including, without limitation: (i) the risk that the Proposed Transaction may not be completed in a timely manner or at all, which may adversely affect the price of Colombier’s securities, (ii) the risk that the Proposed Transaction may not be completed by Colombier’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by Colombier, (iii) the failure to satisfy the conditions to the consummation of the Proposed Transaction, including, among others, the condition that Colombier has cash or cash equivalents of at least $33 million (subject to reduction for (x) transaction expenses of Colombier and PublicSq., up to an aggregate of $15 million, and (y) the aggregate amount of any private financing transactions by PublicSq. consummated prior to closing in accordance with the terms of the Merger Agreement (as defined below)), and the requirement that the definitive agreement related to the business combination between Colombier and PublicSq. (the “Merger Agreement”) and the transactions contemplated thereby be approved by the stockholders of Colombier and by the stockholders of PublicSq., respectively, (iv) the failure to obtain regulatory approvals, as applicable, required to consummate the Proposed Transaction, (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, (vi) the effect of the announcement or pendency of the Proposed Transaction on PublicSq.’s business relationships, operating results, and business generally, (vii) risks that the Proposed Transaction disrupts current plans and operations of PublicSq., (viii) the outcome of any legal proceedings that may be instituted against PublicSq. or against Colombier related to the Merger Agreement or the Proposed Transaction, (ix) the ability to maintain the listing of Colombier’s securities on a national securities exchange, (x) changes in the competitive market in which PublicSq. operates, variations in performance across competitors, changes in laws and regulations affecting PublicSq.’s business and changes in the combined capital structure, (xi) the ability to implement business plans, growth, marketplace and other expectations after the completion of the Proposed Transaction, and identify and realize additional opportunities, (xiii) the potential inability of PublicSq. to achieve its business and customer growth and technical development plans, (xiv) the ability of PublicSq. to enforce its current or future intellectual property, including patents and trademarks, along with potential claims of infringement by PublicSq. of the intellectual property rights of others, (xv) risk of loss of key influencers, media outlets and promoters of PublicSq.’s business or a loss of reputation of PublicSq. or reduced interest in the mission and values of PublicSq. and the segment of the consumer marketplace it intends to serve and (xvi) the risk of economic downturn, increased competition, a changing regulatory landscape and related impacts that could occur in the highly competitive consumer marketplace, both online and through “bricks and mortar” operations. The foregoing list of factors is not exhaustive. Recipients should carefully consider such factors and the other risks and uncertainties described and to be described in the “Risk Factors” section of Colombier’s initial public offering prospectus filed with the SEC on June 9, 2021, Colombier’s Annual Report on Form 10-K filed for the year ended December 31, 2021, as filed with the SEC on March 22, 2022 and subsequent periodic reports filed by Colombier with the SEC, the Registration Statement to be filed by Colombier in connection with the Proposed Transaction and other documents filed or to be filed by Colombier from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Recipients are cautioned not to put undue reliance on forward-looking statements, and neither PublicSq. nor Colombier assume any obligation to, nor intend to, update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by law. Neither PublicSq. nor Colombier gives any assurance that either PublicSq. or Colombier, or the combined company, will achieve its expectations.

Information Sources; No Representations

The communication furnished herewith has been prepared for use by Colombier and PublicSq. in connection with the Proposed Transaction. The information therein does not purport to be all-inclusive. The information therein is derived from various internal and external sources, with all information relating to the business, past performance, results of operations and financial condition of Colombier derived entirely from Colombier and all information relating to the business, past performance, results of operations and financial condition of PublicSq. derived entirely from PublicSq. No representation is made as to the reasonableness of the assumptions made with respect to the information therein, or to the accuracy or completeness of any projections or modeling or any other information contained therein. Any data on past performance or modeling contained therein is not an indication as to future performance.

No representations or warranties, express or implied, are given in respect of the communication. To the fullest extent permitted by law in no circumstances will Colombier or PublicSq, or any of their respective subsidiaries, affiliates, shareholders, representatives, partners, directors, officers, employees, advisors or agents, be responsible or liable for any direct, indirect or consequential loss or loss of profit arising from the use of the this communication (including without limitation any projections or models), any omissions, reliance on information contained within it, or on opinions communicated in relation thereto or otherwise arising in connection therewith, which information relating in any way to the operations of PublicSq. has been derived, directly or indirectly, exclusively from PublicSq. and has not been independently verified by Colombier. Neither the independent auditors of Colombier nor the independent auditors of or PublicSq. audited, reviewed, compiled or performed any procedures with respect to any projections or models for the purpose of their inclusion in the communication and, accordingly, neither of them expressed any opinion or provided any other form of assurances with respect thereto for the purposes of the communication.